Mail Stop 4561

November 15, 2007

By U.S. Mail and facsimile to (626)307-3849.

Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

> **Re:** **Wells Fargo & Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **Forms 8-K filed May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007**
> **File No. 001-02979**

Dear Mr. Atkins:

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise future filings beginning with your December 31, 2007 Form 10-K in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Management, page 49

1.	Please tell us and disclose in future filings the degree of your exposure to sub prime loans in both your held for investment portfolio and through securitizations.

Specifically address the credit quality trends within this product type and the impact of these trends on your loan loss provision.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 71

2.   You disclose in your Consolidated Statement of Cash Flows that you have transferred a significant amount of loans originated for investment to held-for-sale. Please revise to disclose the following information related to your sales of loans originally designated as held-for-investment:

   •   Please disclose what types of loans are included in the amounts transferred from the held for investment portfolio;

   •   Given your significant sales of originated ARM loans, please disclose how you consider paragraph 8(a) of SOP 01-6 in your original classification of these loans;

   •   Please clarify the nature of the line item "Proceeds from sales (including participations) of loans by banking subsidiaries" included on your statement of cash flows, and clarify whether these loans were designated as held for investment or held for sale upon origination; and,

   •   Please clarify what you mean when you disclose that you include "certain mortgages originated initially for investment and not underwritten to secondary market standards" in the balance of mortgage loans held for sale. Disclose the amount and type of these loans, and clarify whether they are reflected as operating or investing cash flows.

3.   Please clarify the nature of the line item "Other changes in MSRs" in your Consolidated Statement of Cash Flows, and disclose why they are investing, rather than operating, cash flows.

Note 26: Derivatives, page 115

4.   For each type of hedging relationship entered into during the periods presented that you disclose in your footnote, please revise to disclose the following:

   •   For each type of long-haul hedging relationship entered into during the periods presented, please disclose the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

- For each type of hedging relationship entered into during the periods presented for which you utilize paragraph 65 or 68 of SFAS 133, please disclose how each relationship met the requirements to use that method.

Form 10-Q for the period ended September 30, 2007

Non-Interest Income, page 12

5.   Please revise to disclose how you considered SFAS 5 and FIN 45 related to your obligations under the Visa settlement, including such items as the anti-trust litigation, the Loss Sharing Agreement and the Judgment Sharing Agreement. Please disclose the dollar amount and percentage of your ownership in Visa. Also, please disclose how you determined the proper period to record any liabilities associated with these agreements.

Allowance for Credit Losses, page 20

6.   We note your disclosure that you began originating non-prime no or low documentation loans in the fourth quarter of 2007. Please disclose the extent to which you originated loans of this type that you considered to be prime loans, both as of the end of this period and as of December 31, 2006. Quantify the amounts of these types of loans included in your balance sheet, if any, and discuss how you monitor credit risk associated with them.

Forms 8-K filed on May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007

7.   In your Forms 8-K, you disclosed that you have issued debt instruments that contain features that are not clearly and closely related to the debt instruments. Please revise your financial statements to disclose how you account for these instruments in your financial statements. Refer to paragraph 12 of SFAS 133.

* * * * *

As appropriate, please revise future filings, beginning with your December 31, 2007 Form 10-K, in response to these comments. Please provide us with a draft of your intended revisions within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore at (202) 551-3463, or me at (202) 551-3851 if you have questions.

                                        Sincerely,

                                        Paul Cline
                                        Senior Accountant